UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 10, 2017: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2017.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 13, 2017	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended

September 30, 2017

Maroussi, Athens, Greece – November 10, 2017 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and nine month periods ended September 30, 2017.

Third Quarter 2017 Highlights:

•

Total net revenues of $11.1 million. Net loss of $4.8 million; net loss attributable to common shareholders (after a $0.5 million dividend on Series B Preferred Shares) of $5.3 million or $0.48 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $0.061 per share basic and diluted.

•

Adjusted EBITDA1 was $2.8 million.

•

An average of 14.0 vessels were owned and operated during the third quarter of 2017 earning an average time charter equivalent rate of $8,529 per day.

•

The Company declared its fifteenth dividend of $0.5 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

First Nine Months 2017 Highlights:

•

Total net revenues of $29.4 million. Net loss of $8.0 million; net loss attributable to common shareholders (after a $1.3 million dividend on Series B Preferred Shares) of $9.4 million or $0.85 loss per share basic and diluted. Adjusted net loss per share attributable to common shareholders1 for the period was $0.481.

•

 Adjusted EBITDA1 was $4.9 million.

•

An average of 13.5 vessels were owned and operated during the first nine months of 2017 earning an average time charter equivalent rate of $7,978 per day.

1Adjusted EBITDA, Adjusted net loss, Adjusted net loss attributable to common shareholders and Adjusted loss per share attributable to common shareholders are not recognized measurements under U.S. GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “Both the drybulk and containership markets remained at satisfactory levels during the third quarter and month of October of 2017 despite the typical seasonal slowdown. With orderbook-to-fleet ratio at historically low levels, especially for the drybulk fleet, we expect supply pressures to ease. On the other hand, demand prospects are encouraging as the world economies seem to be recovering in a synchronized fashion for the first time in several years.  In light of this expectation, we are evaluating opportunities to secure longer term charters at rates supporting our cash flow requirements and continue to position our assets to take advantage of investment opportunities. On this latter front, we have managed to expand our fleet with the recent acquisition of five container vessels from Euromar LLC in transactions with their lender banks. Euromar, previously our joint venture with two private equity firms, is a wholly owned subsidiary of Euroseas since September 2017.

“Furthermore, we continue to explore ways to improve our liquidity and leverage our presence in the capital markets and efficient operating cost structure to pursue merger and other growth opportunities.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the third quarter of 2017 reflect the improvement of the market of drybulk and container vessels as compared to the same period of 2016.  Our vessels earned on average daily rates that were approximately 10% higher than the daily rates earned during the same periods of 2016. As charter contracts are renewed or replaced with ones reflecting the higher market levels, we expect the average daily rates our vessels are earning to increase.

 “Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, registered a decline of about 1% for the third quarter as compared to the same period of last year and a decline of about 3.1% for the nine month period ended September 30, 2017 over the same period of 2016. Adjusted EBITDA during the third quarter of 2017 was $2.8 million versus $0.3 million in the third quarter of last year, and it reached $5.0 million versus negative ($0.8) million for the respective nine-month periods of 2017 and 2016.

“As of September 30, 2017, our outstanding debt (excluding the unamortized loan fees) was $60.0 million versus restricted and unrestricted cash of $10.9 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $13.8 million (excluding the unamortized loan fees) of which $4.9 million reflect a balloon payment that we are looking to refinance.”

Third Quarter 2017 Results:

For the third quarter of 2017, the Company reported total net revenues of $11.1 million representing a 53.2% increase over total net revenues of $7.2 million during the third quarter of 2016. The Company reported net loss for the period of $4.8 million and a net loss attributable to common shareholders of $5.3 million, as compared to a net loss of $4.6 million and a net loss attributable to common shareholders of $5.0 million respectively, for the third quarter of 2016. The results for the third quarter of 2017 include a $4.6 million loss on write-down on two vessels classified as held for sale. The results for the third quarter of 2016 include a $1.8 million loss on termination of a newbuilding contract. Drydocking expenses amounted to $0.1 million during the third quarter of the year 2017 comprising part of the drydocking cost of one vessel that underwent drydocking during the end of the third quarter and the beginning of the fourth quarter of 2017 compared to one vessel that underwent drydocking during the third quarter of 2016 for a total amount of $0.6 million. Depreciation expense for the third quarter of 2017 was $2.2 million remaining unchanged compared to the same period of 2016. Although the average number of vessels increased, the new vessels acquired have a lower average daily depreciation charge as a result of their lower initial values (acquisition price) and greater remaining useful life (i.e. m/v Alexandros P) compared to the remaining vessels. In the third quarter of 2017, there was no equity loss in joint venture and other investment income as compared to equity loss of $0.66 million and other investment income of $0.34 million for the three months ended September 30, 2016, as in 2016, the Company concluded that its equity investment in Euromar and the invested portion of its investment in preferred units of Euromar were totally impaired and hence the Company also ceased recognising income on the preferred units. Euromar is a wholly owned subsidiary of Euroseas since September 2017, but its vessels are substantially under the control of its lenders and, thus, it has not been consolidated in our results nor any gain or loss from it has been recognized.

 On average, 14.0 vessels were owned and operated during the third quarter of 2017 earning an average time charter equivalent rate of $8,529 per day compared to 11.0 vessels in the same period of 2016 earning on average $7,500 per day.

Adjusted EBITDA1 for the third quarter of 2017 was $2.8 million compared to $0.3 million achieved during the third quarter of 2016. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the third quarter of 2017 was $0.48 calculated on 11,093,672 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.61 for the third quarter of 2016, calculated on 8,139,060 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter of gain /loss on derivatives, the loss on write-down of vessels held for sale and the loss on termination of a newbuilding contract, the adjusted net loss per share attributable to common shareholders for the quarter ended September 30, 2017 would have been $0.06 per share basic and diluted compared to adjusted net loss of $0.40 per share basic and diluted for the quarter ended September 30, 2016. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Nine Months 2017 Results:

For the first nine months of 2017, the Company reported total net revenues of $29.4 million representing a 39.1% increase over total net revenues of $21.1 million during the first nine months of 2016. The Company reported a net loss for the period of $8.0 million and a net loss attributable to common shareholders of $9.4 million, as compared to net loss of $26.6 million and a net loss attributable to common shareholders of $27.9 million, respectively, for the first nine months of 2016. The results for the first nine months of 2017 include a $0.5 million gain on sale of a vessel and a $4.6 million loss on write-down on two vessels held for sale. The results for the first nine months of 2016 include a $0.2 million loss on derivatives, a $0.01 million gain on sale of a vessel, a $3.2 million loss on termination of two newbuilding contracts and a $14.0 million impairment of investment in joint venture. Depreciation expense for the first nine months of 2017 was $6.5 million compared to $6.6 million during the same period of 2016. Although the average number of vessels increased in the first nine months of 2017 compared to the same period of 2016, the new vessels acquired have a lower average daily depreciation charge as a result of their lower initial values (acquisition price) and greater remaining useful life (i.e. m/v Alexandros P) compared to the remaining vessels. In the first nine months of 2017, there was no equity loss in joint venture and other investment income, as compared to equity loss of $1.4 million and other investment income of $1.0 million for the nine months ended September 30, 2016, since the equity investment in Euromar and the invested portion of its investment in preferred units of Euromar was totally impaired in 2016, as mentioned above.

 On average, 13.5 vessels were owned and operated during the first nine months of 2017 earning an average time charter equivalent rate of $7,978 per day compared to 11.3 vessels in the same period of 2016 earning on average $7,085 per day.

Adjusted EBITDA1 for the first nine months of 2017 was $5.0 million compared to $(0.8) million during the first nine months of 2016. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the first nine months of 2017 was $0.85, calculated on 11,051,957 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $3.43 for the first nine months of 2016, calculated on 8,116,343 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the first nine months of 2017 of the gain / loss on derivatives, the gain on sale of a vessel, the loss on write-down of vessels held for sale, the loss on termination of newbuilding contracts and the impairment of investment in joint venture, the adjusted net loss per share attributable to common shareholders for the nine-month period ended September 30, 2017 would have been $0.48 compared to adjusted net loss of $1.29 per share basic and diluted for the same period in 2016. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
XENIA	Kamsarmax	82,000		2016	TC until Jan 2020 + 1 year at charterer’s option	$14,100 $14,350
EIRINI P	Panamax	76,466		2004	TC until Jan-18	104% of average BPI*** 4TC
PANTELIS	Panamax	74,020		2000	TC until Dec-17	$12,575
TASOS	Panamax	75,100		2000	Voyage Charter until Nov-17	Equivalent to about $9,100
ALEXANDROS P.	Ultramax	63,500		2017	TC until Jan-18	114% of Supra Index
MONICA P(****)	Handymax	46,667		1998	TC until Dec-17	$14,000
Vessel under construction(**)
Hull Number YZJ 1153	Kamsarmax	82,000		2018	N/A
Total Dry Bulk Vessels	7	499,753
Container Carriers
EVRIDIKI G	Feeder	34,677	2,556	2001	TC until Jan-18	$11,000
AGGELIKI P(****)	Feeder	30,360	2,008	1998	TC until Nov-17	Vessel repositioning
JOANNA	Feeder	22,301	1,732	1999	TC until Feb-18	$7,000
MANOLIS P	Feeder	20,346	1,452	1995	TC until Mar-18	$7,000
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Mar-18	$8,250
NINOS	Feeder	18,253	1,169	1990	TC until Mar-18	$8,950
EM ASTORIA	Feeder	35,600	2,788	2004	TC until Dec-17 thereafter TC until May-18	$5,700 $8,000
EM CORFU	Feeder	34,654	2,556	2001	TC until Feb-18	$11,000
EM ATHENS	Feeder	32,350	2,506	2000	TC until Feb-18	$7,000
EM OINOUSSES	Feeder	32,350	2,506	2000	TC until Aug-18 + 12 months in Charterers Option	$8,500 $15,000
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Apr-18	$8,950
Total Container Carriers	11	297,626	21,881
Fleet Grand Total	18	797,379	21,881

Note:

(*) Represents the earliest redelivery date

(**) Hull Number YZJ 1153 is due to be delivered in the second quarter of 2018.
(***) BPI is the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

(****) Vessel is classified as held for sale as of September 30, 2017.

Summary Fleet Data:

	Three Months, Ended September 30, 2016	Three Months, Ended September 30, 2017	Nine Months, Ended September 30, 2016	Nine Months, Ended September 30, 2017
FLEET DATA
Average number of vessels (1)	11.02	14.02	11.33	13.51
Calendar days for fleet (2)	1,014.0	1,290.0	3,105.0	3,685.0
Scheduled off-hire days incl. laid-up (3)	26.4	4.1	57.7	76.1
Available days for fleet (4) = (2) - (3)	987.6	1,285.9	3,047.3	3,608.9
Commercial off-hire days (5)	2.8	-	72.5	42.7
Operational off-hire days (6)	-	0.8	7.5	27.3
Voyage days for fleet (7) = (4) - (5) - (6)	984.8	1,285.1	2,967.3	3,538.9
Fleet utilization (8) = (7) / (4)	99.7%	99.9%	97.4%	98.1%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.7%	100.0%	97.6%	98.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	100.0%	99.9%	99.8%	99.2%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,500	8,529	7,085	7,978
Vessel operating expenses excl. drydocking expenses (12)	5,020	5,211	5,143	5,103
General and administrative expenses (13)	814	582	868	721
Total vessel operating expenses (14)	5,834	5,793	6,011	5,824
Drydocking expenses (15)	544	98	556	66

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment (this definition has been revised starting from April 1, 2017 to exclude from commercial offhire days, days the vessel is sailing for repositioning purposes; previous periods' commercial offihire has been adjusted accordingly if necessary).

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Today, Friday, November 10, 2017 at [10:00] a.m. Eastern Time, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (from outside the US). Please quote "Euroseas."

A replay of the conference call will be available until Friday, November 27, 2017. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the third quarter ended September 30, 2017, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2016	2017	2016	2017

Revenues
Voyage revenue	7,567,000	11,650,774	22,111,476	30,928,877
Related party revenue	60,000	60,000	180,000	180,000
Commissions	(400,922)	(642,241)	(1,179,636)	(1,737,680)
Net revenues	7,226,078	11,068,533	21,111,840	29,371,197

Operating expenses
Voyage expenses	180,908	690,714	1,088,633	2,694,312
Vessel operating expenses	4,313,089	5,682,995	13,608,596	16,003,406
Drydocking expenses	551,407	125,971	1,725,240	244,574
Depreciation	2,188,438	2,185,166	6,569,978	6,458,942
Management fees	777,436	1,039,311	2,361,821	2,802,398
Gain on sale of vessel	-	-	(10,597)	(516,561)
Loss on termination of newbuilding contracts	1,753,762	-	3,202,030	-
Other general and administrative expenses	825,031	751,221	2,694,252	2,656,769
Loss on write-down of vessels held for sale	-	4,595,819	-	4,595,819
Total operating expenses	10,590,071	15,071,197	31,239,953	34,939,659

Operating loss	(3,363,993)	(4,002,664)	(10,128,113)	(5,568,462)

Other income/(expenses)
Interest and finance cost	(927,639)	(817,576)	(1,843,413)	(2,444,476)
Gain / (loss) on derivatives, net	49,048	5,522	(215,839)	(23,531)
Other investment income	341,571	-	1,024,712	-
Foreign exchange loss	(8,660)	(22,127)	(35,792)	(41,986)
Interest income	6,960	13,296	16,565	29,395
Other expenses, net	(538,720)	(820,885)	(1,053,767)	(2,480,598)
Equity loss in joint venture	(657,765)	-	(1,410,321)	-
Impairment of investment in joint venture	-	-	(14,000,000)	-
Net loss	(4,560,478)	(4,823,549)	(26,592,201)	(8,049,060)
Dividend Series B preferred shares	(436,391)	(458,623)	(1,283,808)	(1,344,408)
Net loss attributable to common shareholders	(4,996,869)	(5,282,172)	(27,876,009)	(9,393,468)
Loss, per share, basic and diluted	(0.61)	(0.48)	(3.43)	(0.85)
Weighted average number of shares basic and diluted	8,139,060	11,093,672	8,116,343	11,051,957

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2016	September 30, 2017

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	3,208,092	3,946,368
Trade accounts receivable	1,432,114	1,300,600
Other receivables, net	870,415	1,211,245
Inventories	1,291,279	1,947,075
Restricted cash	655,739	759,206
Prepaid expenses	172,398	341,115
Due from related companies	-	1,405,373
Vessels held for sale	2,814,046	9,028,000
Total current assets	10,444,083	19,938,982

Fixed assets:
Vessels, net	105,584,633	114,932,872
Advances for vessels under construction and vessel acquisition deposits	17,753,737	4,711,826
Long-term assets:
Restricted cash	5,484,268	6,284,267
Deferred charges	426,783	-
Other investments	4,000,000	-
Total long-term assets	133,249,421	125,928,965
Total assets	143,693,504	145,867,947

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	5,549,218	13,417,263
Loan from related party	2,000,000	-
Trade accounts payable	1,864,263	2,451,920
Accrued expenses	1,312,293	1,716,763
Deferred revenue	437,322	1,736,729
Due to related companies	11,539	-
Derivatives	-	140,712
Total current liabilities	11,174,635	19,463,387

Long-term liabilities:
Long term debt, net of current portion	44,366,976	45,449,574
Derivatives	240,181	131,629
Vessel profit participation liability	-	487,900
Total long-term liabilities	44,607,157	46,069,103
Total liabilities	55,781,792	65,532,490

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 35,505 and 36,849 shares issued and outstanding, respectively)	33,804,948	35,149,356

Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 10,876,112 and 11,173,856 issued and outstanding)	326,283	335,222
Additional paid-in capital	283,757,739	284,221,605
Accumulated deficit	(229,977,258)	(239,370,726)
Total shareholders' equity	54,106,764	45,186,101
Total liabilities, mezzanine equity and shareholders' equity	143,693,504	145,867,947

Euroseas Ltd,

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30，2016	Nine Months Ended September 30，2017

Cash flows from operating activities:
Net loss	(26,592,201)	(8,049,060)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	6,569,978	6,458,942
Amortization and write off of deferred charges	554,566	252,559
Amortization of debt discount	-	30,494
Loss on write-down of vessels held for sale	-	4,595,819
Gain on sale of a vessel	(10,597)	(516,561)
Loss on termination of newbuilding contracts	3,202,030	-
Equity loss on investment in joint venture	1,410,321	-
Impairment of investment in joint venture	14,000,000
Share-based compensation	213,448	98,562
Unrealized loss on derivatives	105,059	32,159
Other income accrued	(1,024,712)	-
Changes in operating assets and liabilities	1,785,527	155,028
Net cash provided by operating activities	213,419	3,057,942
Cash flows from investing activities:
Cash paid for vessels under construction and vessel acquisition	(26,281,505)	(18,324,401)
Release of cash from other investments	-	4,000,000
Proceeds from sale of vessels	4,196,268	5,136,804
Net cash used in investing activities	(22,085,237)	(9,187,597)
Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	-	549,495
Loan fees paid	(727,501)	(92,125)
Offering expenses paid	(47,377)	(341,072)
Proceeds from long term debt	28,300,000	15,612,500
Repayment of long-term debt	(16,034,125)	(5,957,401)
Repayment of related party loan	-	(2,000,000)
Net cash provided by financing activities	11,490,997	7,771,397
Net decrease in cash, cash equivalents and restricted cash	(10,380,821)	1,641,742
Cash, cash equivalents and restricted cash at the beginning of period	19,182,379	9,348,099
Cash, cash equivalents and restricted cash at end of period	8,801,558	10,989,841
Cash Breakdown
Cash and cash equivalents	1,728,226	3,946,368
Restricted cash, current	1,889,065	759,206
Restricted cash, long term	5,184,267	6,284,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	8,801,558	10,989,841

Euroseas Ltd,

Reconciliation of Adjusted EBITDA to

Net loss and Cash Flow Provided By / (Used In) Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Net loss	(4,560,478)	(4,823,549)	(26,592,201)	(8,049,060)
Depreciation	2,188,438	2,185,166	6,569,978	6,458,942
Loss on termination of newbuilding contracts	1,753,762	-	3,202,030	-
Impairment of investment in joint venture	-	-	14,000,000	-
Loss on write-down of vessels held for sale	-	4,595,819	-	4,595,819
Gain on sale of a vessel	-	-	(10,597)	(516,561)
Interest and finance costs, net (incl, interest income)	920,679	804,280	1,826,848	2,415,081
Unrealized and realized (gain) / loss on derivatives, net	(49,048)	(5,522)	215,839	23,531
Adjusted EBITDA	253,353	2,756,194	(788,103)	4,927,752

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Net cash flow provided by operating activities	185,357	3,113,511	213,419	3,057,942
Changes in operating assets / liabilities	(64,309)	(1,021,784)	(1,785,527)	(155,028)
Loss / (gain) on derivatives, realized	27,600	(6,330)	110,780	(8,628)
Share-based compensation	(73,317)	(23,856)	(213,448)	(98,562)
Equity loss in joint venture and other investment income, net	(316,194)	-	(385,609)	-
Interest, net	494,216	694,652	1,272,282	2,132,027
Adjusted EBITDA	253,353	2,756,194	(788,103)	4,927,752

Adjusted EBITDA Reconciliation: Euroseas Ltd. considers Adjusted EBITDA to represent net loss before interest, income taxes, depreciation, gain / loss in derivatives and loss on termination of newbuilding contracts, impairment of investment in joint venture, loss on write-down of vessels held for sale and gain on sale of a vessel. Euroseas also computes Adjusted EBITDA by adding the net cash flow provided by / (used in) operating activities, the changes in operating assets / liabilities of the period, the realized loss or (gain) on derivatives, the equity loss in joint venture and other investment income, the share based compensation of the period and the net interest of the period. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd,

Reconciliation of Net loss to Adjusted net loss

 (All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Net loss	(4,560,478)	(4,823,549)	(26,592,201)	(8,049,060)
Unrealized (gain) / loss on derivatives	(76,648)	808	105,059	32,159
Realized loss / (gain) on derivatives	27,600	(6,330)	110,780	(8,628)
Gain on sale of a vessel	-	-	(10,597)	(516,561)
Loss on write-down of vessels held for sale	-	4,595,819	-	4,595,819
Loss on termination of newbuilding contracts	1,753,762	-	3,202,030	-
Impairment of investment in joint venture	-	-	14,000,000	-
Adjusted net loss	(2,855,764)	(233,252)	(9,184,929)	(3,946,271)
Preferred dividends	(436,391)	(458,623)	(1,283,808)	(1,344,408)
Adjusted net loss attributable to common shareholders	(3,292,155)	(691,875)	(10,468,737)	(5,290,679)
Adjusted net loss per share, basic and diluted	(0.40)	(0.06)	(1.29)	(0.48)
Weighted average number of shares, basic and diluted	8,139,060	11,093,672	8,116,343	11,051,957

"Adjusted net loss" and "Adjusted net loss per share" Reconciliation: Euroseas Ltd. considers "Adjusted net loss" to represent net loss before gain / loss on derivatives, gain on sale of a vessel, loss on write-down of vessels held for sale, loss on termination of newbuilding contracts and impairment of investment in joint venture. "Adjusted net loss" and "Adjusted net loss per share" is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, gain on sale of a vessel, loss on write-down of vessels held for sale, loss on termination of newbuilding contracts and impairment of investment in joint venture, which items may significantly affect results of operations between periods.

"Adjusted net loss" and "Adjusted net loss per share" do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP. The Company's definition of "Adjusted net loss" and "Adjusted net loss per share" may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.: Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., also an affiliated ship management company, which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 17 vessels, including 3 Panamax drybulk carriers, 1 Handymax drybulk carrier, 1 Kamsarmax drybulk carrier, 1 Ultramax drybulk carrier and 11 Feeder containerships and has agreed to acquire an intermediate containership scheduled to be delivered to the Company within 2017. Euroseas 6 drybulk carriers have a total cargo capacity of 417,753 dwt, its 11 containerships have a cargo capacity of 21,881 teu and including the containership to be acquired 27,481 teu. The Company has also signed a contract for the construction of one Kamsarmax (82,000 dwt) fuel efficient drybulk carrier. Including the new-building, the total cargo capacity of the Company's drybulk vessels will be 499,753 dwt.

Forward Looking Statement: This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www,euroseas,gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd, 11 Canterbury Lane, Watchung, NJ 07069 Tel, (908) 301-9091 E-mail: aha@euroseas,gr	Nicolas Bornozis President Capital Link, Inc, 230 Park Avenue, Suite 1536 New York, NY 10169 Tel, (212) 661-7566 E-mail: euroseas@capitallink,com